UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

WIRELESS TELECOM GROUP, INC.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

976524108

(CUSIP Number)

E. Michael Greaney, Esq.

Gibson, Dunn & Crutcher LLP

200 Park Avenue

New York, New York 10166

(212) 351-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 1, 2005

(Date of Event Which Requires Filing of Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), checking the following box.  ☐

SCHEDULE 13D

CUSIP NO. 976524108	Page 2 of 21 Pages

(1)	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Investcorp S.A.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS: OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) Not applicable.	☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER None (8) SHARED VOTING POWER 6,472,667 (9) SOLE DISPOSITIVE POWER None (10) SHARED DISPOSITIVE POWER 5,663,584

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,472,667
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not applicable.	☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.4%
(14)	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP NO. 976524108	Page 3 of 21 Pages

(1)	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SIPCO Limited
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS: OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) Not applicable.	☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER None (8) SHARED VOTING POWER 6,472,667 (9) SOLE DISPOSITIVE POWER None (10) SHARED DISPOSITIVE POWER 5,663,584

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,472,667
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not applicable.	☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.4%
(14)	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP NO. 976524108	Page 4 of 21 Pages

(1)	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Investcorp Technology Ventures, L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS: OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) Not applicable.	☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER None (8) SHARED VOTING POWER 6,472,667 (9) SOLE DISPOSITIVE POWER None (10) SHARED DISPOSITIVE POWER 5,663,584

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,472,667
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not applicable.	☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.4%
(14)	TYPE OF REPORTING PERSON PN

This Schedule 13D is being filed jointly pursuant to Rule 13d-1(f)(1) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, on behalf of Investcorp S.A., a Luxembourg corporation (“Investcorp”), SIPCO Limited, a Cayman Islands corporation (“SIPCO”), and Investcorp Technology Ventures, L.P., a Cayman Islands limited partnership (“Investcorp Technology Ventures” and collectively with Investcorp and SIPCO, the “Reporting Persons”), to report the Reporting Persons’ acquisition of beneficial ownership of in excess of five percent (5%) of the common stock, par value $0.01 per share (the “Common Stock”), of Wireless Telecom Group, Inc. (the “Reportable Transactions”).

Item 1. Security and Issuer

The title and class of equity securities to which this Schedule 13D relates is the Common Stock of Wireless Telecom Group, Inc. The name of the issuer of such securities is Wireless Telecom Group, Inc., a New Jersey corporation (the “Company”), which has its principal executive offices at 25 Eastmans Road, Parsippany, New Jersey 07054.

Item 2. Identity and Background

For information with respect to the identity and background of each director or general partner and executive officer, as applicable, of the Reporting Persons, see Schedule 1 attached hereto.

(a)	Name of Person Filing:

(i)	Investcorp S.A.

(ii)	SIPCO Limited

(iii)	Investcorp Technology Ventures, L.P.

(b)	Place of Organization

(i)	Luxembourg

(ii)	Cayman Islands, BWI

(iii)	Cayman Islands, BWI

(c)	Principal Business

(i)	Investcorp S.A., through its subsidiaries, acts as a principal and intermediary in international investment transactions.

(ii)	SIPCO Limited is a passive holding company that has no operations and no employees.

(iii)	Investcorp Technology Ventures, L.P. is an exempt partnership that invests in technology-driven companies.

(d)	Address of Principal Business and Principal Office

(i)	Investcorp S.A.: 36 rue Adolphe Fischer, L-1520, Luxembourg N400000

(ii)	SIPCO Limited: West Wind Building, P.O. Box 1111, Harbour Drive, Georgetown, Grand Cayman, Cayman Islands, BWI

(iii)	Investcorp Technology Ventures, L.P.: P.O. Box 1111, West Wind Building, Georgetown, Grand Cayman, Cayman Islands, BWI

(e)	Legal Proceedings

During the last five years, none of the Reporting Persons or, to the best of their knowledge, any person listed in Schedule 1 attached hereto has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violations of such laws.

Item 3. Source and Amount of Funds or Other Consideration

The securities referenced in Item 1 are shares of Common Stock of the Company. On July 1, 2005, pursuant to an Amended and Restated Stock Purchase Agreement, dated as of March 29, 2005 (the “Purchase Agreement”), among the Company, Willtek Communications GmbH (“Willtek”), Investcorp Technology Ventures and Damany Holding GmbH (“Damany”), the Company acquired all of the outstanding capital stock of Willtek. Upon consummation of the transaction, Willtek became a wholly owned subsidiary of the Company. Pursuant to the Purchase Agreement, each share of capital stock of Willtek was exchangeable for one (1) share of Common Stock of the Company, for an aggregate purchase price of 8,000,000 shares of Common Stock of the Company, 1,000,000 shares of which are in escrow pursuant to the Purchase Agreement and a related indemnity escrow agreement (the “Escrowed Shares”). Following the first anniversary of the closing of transaction, the Escrowed Shares remaining in escrow will be released on a pro rata basis to Investcorp Technology Ventures and Damany. All of the shares of Common Stock reported in this filing are the result of the shares of common stock of Willtek beneficially owned by the Reporting Persons being exchanged for shares of Common Stock of the Company pursuant to the Purchase Agreement. A copy of the Purchase Agreement is incorporated by reference as Exhibit (a) to this Schedule 13D.

Item 4. Purpose of Transaction

As described in Item 3 above, the securities reported in this Schedule 13D were issued by the Company and acquired by the Reporting Persons upon exchange of the shares of Willtek capital stock that were beneficially owned by the Reporting Persons in connection with the Company’s acquisition of all of the outstanding capital stock of Willtek.

Except as described herein, none of the Reporting Persons or, to the best of their knowledge, any of the persons listed in Schedule 1 to this Schedule 13D, has any current plans or proposals that would result in any person acquiring additional or disposing of securities of the Company, an extraordinary corporate transaction, such as a merger, reorganization or liquidation of the Company or any of its subsidiaries with or into any third entity, the sale or transfer of a material amount of the Company’s or any of its subsidiaries’ assets to a third party, a material change in the Company’s capitalization or dividend structure, any other material change in the Company’s corporate structure or business, changes in the Company’s certificate of incorporation, bylaws or related instruments, or any action similar to any of the foregoing.

The Reporting Persons may from time to time acquire beneficial ownership of additional equity or non-equity securities of the Company and may from time to time cease to have beneficial ownership of Common Stock or of other equity or non-equity securities of the Company, depending upon price, market conditions, availability of funds, evaluation of alternative investments and other factors. Without limitation of the foregoing, the Reporting Persons’ intention generally is to explore means to realize favorable returns upon their investment in the shares of Common Stock and accordingly, on an on-going basis, the Reporting Persons may seek, evaluate and/or respond to offers to sell or otherwise dispose of the shares of Common Stock beneficially owned by them, either through open market or privately negotiated transactions. Such transactions may include transfers of the shares of Common Stock to their ultimate beneficial owners, individual shares on behalf of the ultimate beneficial owners, underwritten offerings of the shares of Common Stock beneficially owned by the Reporting Persons on behalf of the ultimate beneficial owners and dispositions through negotiated transactions that result in a third party’s acquisition of some or all of the shares of Common Stock. The Reporting Persons reserve the right to take any action with respect to the Company or any of its equity securities or non-equity securities in any manner permitted by law.

As described in Item 6 below, pursuant to the Shareholders’ Agreement, dated as of July 1, 2005 (the “Shareholders’ Agreement”), among the Company, Investcorp Technology Ventures and Damany, Investcorp Technology Ventures nominated, and the Company caused to be appointed, two (2) persons designated by Investcorp Technology Ventures to serve as directors of the Company for a term to expire at the Company’s next annual meeting of stockholders, such appointment taking effect as of the closing of the transaction contemplated by the Purchase Agreement. As described in Item 6 below, Investcorp Technology Ventures is entitled pursuant to the Shareholders’ Agreement to nominate (and the Company will cause to be nominated) a certain number of directors of the Company based on Investcorp Technology Ventures’ and its affiliates’ percent ownership of the Company’s outstanding Common Stock.

Item 5. Interest in Securities of the Issuer

(a) (i) See Cover Page for Investcorp, Items 11 and 13. The shares of Common Stock listed as being beneficially owned by Investcorp are the same shares listed as being beneficially owned by Investcorp Technology Ventures. Investcorp is the indirect parent corporation of Investcorp Technology Fund LP, which is the general partner of Investcorp Technology Ventures. Investcorp, SIPCO and Investcorp Technology Ventures may be deemed to share beneficial ownership over the shares held by Investcorp Technology Ventures. Pursuant to the terms of the Purchase Agreement and the related indemnity escrow agreement, Investcorp

Technology Ventures has voting power, but not dispositive power, over its pro rata share of the Escrowed Shares while such securities remain in escrow. During the escrow period, the Escrowed Shares will be used to satisfy Investcorp Technology Ventures’ and Damany’s indemnification obligations and upon expiration of the escrow period, the Escrowed Shares remaining in escrow will be released on a pro rata basis to Investcorp Technology Ventures and Damany.

The aggregate percentage of shares of Common Stock reported in Item 13 of the Cover Page is based upon (x) 17,474,551 shares of Common Stock of the Company outstanding as of May 5, 2005, as reported in the Company’s proxy statement dated May 9, 2005, plus (y) 8,000,000 shares issued in the transaction contemplated by the Purchase Agreement.

(ii) See Cover Page for SIPCO, Items 11 and 13. The shares of Common Stock listed as being beneficially owned by SIPCO are the same shares listed as being beneficially owned by Investcorp. SIPCO may be deemed to control Investcorp through its ownership of a majority of the stock of a company that indirectly owns a majority of Investcorp. Investcorp, SIPCO and Investcorp Technology Ventures may be deemed to share beneficial ownership over the shares held by Investcorp Technology Ventures. Pursuant to the terms of the Purchase Agreement and the related indemnity escrow agreement, Investcorp Technology Ventures has voting power, but not dispositive power, over its pro rata share of the Escrowed Shares while such securities remain in escrow. During the escrow period, the Escrowed Shares will be used to satisfy Investcorp Technology Ventures’ and Damany’s indemnification obligations and upon expiration of the escrow period, the Escrowed Shares remaining in escrow will be released on a pro rata basis to Investcorp Technology Ventures and Damany.

The aggregate percentage of shares of Common Stock reported in Item 13 of the Cover Page is based upon (i) 17,474,551 shares of Common Stock of the Company outstanding as of May 5, 2005, as reported in the Company’s proxy statement dated May 9, 2005, plus (ii) 8,000,000 shares issued in the transaction contemplated by the Purchase Agreement.

(iii) See Cover Page for Investcorp Technology Ventures, Items 11 and 13. Investcorp Technology Ventures directly owns shares of Common Stock of the Company. Investcorp, SIPCO and Investcorp Technology Ventures may be deemed to share beneficial ownership over the shares held by Investcorp Technology Ventures. Pursuant to the terms of the Purchase Agreement and the related indemnity escrow agreement, Investcorp Technology Ventures has voting power, but not dispositive power, over its pro rata share of the Escrowed Shares while such securities remain in escrow. During the escrow period, the Escrowed Shares will be used to satisfy Investcorp Technology Ventures’ and Damany’s indemnification obligations and upon expiration of the escrow period, the Escrowed Shares remaining in escrow will be released on a pro rata basis to Investcorp Technology Ventures and Damany.

The aggregate percentage of shares of Common Stock reported in Item 13 of the Cover Page is based upon (i) 17,474,551 shares of Common Stock of the Company outstanding as of May 5, 2005, as reported in the Company’s proxy statement dated May 9, 2005, plus (ii) 8,000,000 shares issued in the transaction contemplated by the Purchase Agreement.

To the best knowledge of the Reporting Persons, none of the persons identified on Schedule 1, directly or indirectly, has the sole or shared power to direct the voting or disposition of any shares of Common Stock of the Company.

(b) (i) See Cover Page for Investcorp, Items 7 through 10. Investcorp, SIPCO and Investcorp Technology Ventures may be deemed to share beneficial ownership over the shares of Common Stock held by Investcorp Technology Ventures.

(ii) See Cover Page for SIPCO, Items 7 through 10. Investcorp, SIPCO and Investcorp Technology Ventures may be deemed to share beneficial ownership over the shares of Common Stock held by Investcorp Technology Ventures.

(iii) See Cover Page Items 7 through 10 for Investcorp Technology Ventures.

(c) None.

(d) An indirect wholly-owned subsidiary of Investcorp holds a minority investment interest in Investcorp Technology Ventures and a contingent financial interest in Investcorp Technology Ventures’ investments, and other investors not owned or controlled by Investcorp are the beneficial owners of a majority interest in Investcorp Technology Ventures. Other than the Reporting Persons and the other investors in Investcorp Technology Ventures, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock of the Company beneficially owned by the Reporting Persons. None of the other investors in Investcorp Technology Ventures has a direct or pecuniary interest, within the meaning of Exchange Act Rule 16a-1(a)(2), in more than five percent of the Common Stock of the Company.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

(a) Shareholders’ Agreement

Director Nominations

Pursuant to the Shareholders’ Agreement, effective as of the closing of the transaction contemplated by the Purchase Agreement, the Company appointed two persons designated by Investcorp Technology Ventures as directors of the Company’s board for a term to expire at the Company’s next annual meeting of stockholders.

Pursuant to the Shareholders’ Agreement, Investcorp Technology Ventures will continue to be entitled to nominate, and the Company will cause to be nominated, directors as follows:

•	two (2) directors for so long as Investcorp Technology Ventures and its affiliates own 12.5% of the issued and outstanding Common Stock of the Company; and

•	one (1) director for so long as Investcorp Investment Technology Ventures and its affiliates own less than 12.5% but more than 5% of the issued and outstanding common stock of the Company.

The Company has agreed that one of the directors nominated by Investcorp Technology Ventures will be designated as Chairman of the Board. Until the earliest of July 1, 2007 or the date when Investcorp Technology Ventures no longer has the right to nominate directors of the Company pursuant to the Shareholders’ Agreement, Damany and its permitted transferees will vote, or cause to be voted, all of their shares of capital stock of the Company in favor of Investcorp Technology Ventures’ director nominees recommended by the Company’s board for election as directors.

Transfer Restrictions

Until July 1, 2006, Investcorp Technology Ventures may not sell or otherwise transfer its shares of Common Stock of the Company received in the transaction. At no time may Investcorp Technology Ventures knowingly transfer its shares of Common Stock of the Company received in the transaction to certain competitors of the Company without the prior written consent of a majority of the Company’s directors (excluding directors nominated by Investcorp Technology Ventures). In the event that Investcorp Technology Ventures receives a bona fide offer from a competitor to purchase its shares of Common Stock of the Company, the Company has an irrevocable and exclusive option, but not an obligation, to purchase all, but not less than all, of the shares that the competitor proposed to purchase from Investcorp Technology Ventures. Notwithstanding the foregoing, Investcorp Technology Ventures is permitted to transfer its shares of Common Stock (1) to an affiliate if the affiliate agrees in writing to be bound by the Shareholders’ Agreement, (2) pursuant to any merger, consolidation or other transaction which has been approved by the Company’s board of directors and the Company’s shareholders or (3) pursuant to any tender offer or exchange offer made by the Company.

Registration Rights

As described in more detail below, the Shareholders’ Agreement also provides Investcorp Technology Ventures, Damany and their respective permitted transferees with certain rights to have the Company register with the Securities and Exchange Commission (the “SEC”) the shares of Common Stock they received in the transaction. The Company will pay all expenses of such registration, except for underwriting commissions, transfer taxes and the fees and expenses of more than one law firm representing the selling shareholders.

Each stockholder and each permitted transferee who includes shares in any underwritten offering of the Company described below is required to agree not to effect any sale or distribution of any equity security, or any security convertible into or exchangeable or exercisable for any equity security, of the Company, other than as part of the underwritten public offering, during a period of up to 90 days following the completion of the underwritten public offering.

Demand Registration Rights

The Company is required to register with the SEC two public offerings that may be requested after July 1, 2006 by holders of not less than 25% of the Common Stock shares issued in the transaction and any securities issues or distributed or issuable in respect of such shares of Common Stock. In the sole discretion of the parties requesting such a demand registration, the registration may be effected as a “shelf” offering that will permit the stockholders whose shares are included to sell them whenever they want for a period of up to two years after the time the shelf registration statement becomes effective.

The selling shareholders are entitled to select the underwriters, including the managing underwriter, for any of the foregoing demand registrations. If the number of shares requested to be included in an underwritten public offering pursuant to these demand registration rights exceeds the maximum number of shares that the underwriters determine can be included without adversely affecting the success of the offering, then the shares included in the offering will be determined on a pro rata basis among the selling shareholders.

The Company’s obligation to effect any such demand registrations terminates upon the earlier of (1) following July 1, 2006, the registrable securities held by Investcorp Technology Ventures, Damany and their respective transferees represent less than one percent (1%) of all of the Company’s outstanding shares of Common Stock and (2) Investcorp Technology Ventures, Damany and their respective transferees are not affiliates of the Company and they are able to sell their shares of Common Stock in a single transaction pursuant to Rule 144 of the Securities Act of 1933, as amended.

Incidental Registration Rights

The offerings described above are offerings for which the Company can be required to file registration statements by the specified persons. The persons who benefit from the Shareholders’ Agreement also have the right to include their shares in any registration statement the Company may file after July 1, 2006 to offer and sell shares for the Company’s own account (other than in connection with acquisitions or employee benefit plans) or for the account of any other stockholder. If this kind of registration statement involves an underwritten public offering and the underwriters conclude that the number of shares requested to be included exceeds the maximum number of shares that can be included without adversely affecting the success of the offering, all of the shares which the Company initially proposed to be sold pursuant to such registration statement will be included in the offering. If unallocated shares remain, they will be allocated to the persons entitled to the benefits of the Shareholders’ Agreement on a pro rata basis. The Company’s obligation to include the shares of Common Stock held by Investcorp Technology Ventures, Damany and their respective permitted transferees in such a registration statement terminates upon the earlier of (1) following July 1, 2006, the registrable securities held by Investcorp Technology Ventures, Damany and their respective transferees represent less than one percent (1%) of all of the Company’s outstanding shares of Common Stock and (2) Investcorp Technology Ventures, Damany and their respective transferees are not affiliates of the Company and they are able to sell their shares of Common Stock in a single transaction pursuant to Rule 144 of the Securities Act of 1933, as amended.

(b) Amended and Restated Loan Agreement

On July 1, 2005, Investcorp Technology Ventures, Willtek and the Company entered into the Amended and Restated Loan Agreement, pursuant to which Investcorp Technology Ventures loaned Willtek €3,500,000. Willtek is obligated to repay the loan, plus interest accrued quarterly at a rate of 4% per annum, to Investcorp Technology Ventures on December 31, 2006. The Company has guaranteed repayment of the loan.

Item 7. Material to be Filed as Exhibits

(a)	Amended and Restated Stock Purchase Agreement, dated as of March 29, 2005, among the Company, Willtek, Investcorp Technology Ventures and Damany (incorporated by reference to Annex A to the Company’s definitive proxy statement filed on Schedule 14A with the SEC on May 9, 2005 (the “Company Proxy Statement”)

(b)	Shareholders’ Agreement, dated as of July 1, 2005, among the Company, Investcorp Technology Ventures and Damany

(c)	Amended and Restated Loan Agreement, dated March 29, 2005, among Investcorp Technology Ventures, Willtek and the Company (incorporated by reference to Annex D to the Company Proxy Statement)

(d)	Joint Filing Agreement, dated July 1, 2005, among Investcorp, SIPCO and Investcorp Technology Ventures

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

INVESTCORP S.A.

By:	/s/ Gary S. Long
Name:	Gary S. Long
Title:	Authorized Representative

Dated: July 8, 2005

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SIPCO LIMITED

By:	/s/ Gary S. Long
Name:	Gary S. Long
Title:	Authorized Representative

Dated: July 8, 2005

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

INVESTCORP TECHNOLOGY VENTURES, L.P.

By:	ITV LIMITED, as General Partner of
Investcorp Technology Fund Limited
Partnership, it General Partner

	By:	/s/ Ebrahim H. Ebrahim
	Name:	Ebrahim H. Ebrahim
	Title:	Authorized Representative

Dated: July 8, 2005

SCHEDULE 1

Identity and Background of Directors and Executive Officers

of Reporting Persons and Item 2(d) Information

INVESTCORP S.A.

DIRECTORS

Name	Present Business Address	Present Principal Occupation	Citizenship
Abdul-Rahman Salim Al-Ateeqi	Investcorp House P.O. Box 5340 Manama Kingdom of Bahrain	Advisor to H.H. the Amir of the State of Kuwait	Kuwaiti

Omar A. Aggad	Aggad Building Fatima Al Zahara Street West Rabwa Malaz Riyadh 11451 P.O. Box 2256 Saudi Arabia	Chairman and President of Aggad Investment Co.	Saudi

Easa Saleh Al Gurg	Al Gurg Tower Baniyas Road P.O. Box 325 Deira, Dubai United Arab Emirates	Ambassador of the United Arab Emirates to the Court of St. James’s and the Republic of Ireland	U.A.E.

Abdulaziz A. Al-Sulaiman	Al-Sulaiman Building Medina Road P.O. Box 222 Jeddah 21411 Saudi Arabia	Chairman of Rolaco Trading and Contracting	Saudi

Khalid Rashid Al Zayani	Zayani House Diplomatic Area P.O. Box 5553 Manama Kingdom of Bahrain	Group Chairman, Al Zayani Investments Group of Companies	Bahraini

Hussain Ibrahim Al-Fardan	Alfardan Group Alfardan Centre Grand Hamad Avenue Doha P.O. Box 63 State of Qatar	Chairman, Alfardan Group Holding Co., LLC	Qatari

Name	Present Business Address	Present Principal Occupation	Citizenship
Nasser Ibrahim Al-Rashid	Rashid Engineering Airport Street P.O. Box 4354 Riyadh 11491 Saudi Arabia	Chairman, Rashid Engineering	Saudi

Abdul Rahman Ali Al-Turki	ATCO Building King Khalid Street P.O. Box 718 Dammam 31421 Saudi Arabia	Chairman and CEO, A.A. Turki Corporation Trading & Contracting (ATCO Group)	Saudi

Mohammed Abdullah Al-Zamil	Al-Zamil Building Government Road P.O. Box 285 Manama Kingdom of Bahrain	Chairman, Al-Zamil Group	Bahraini

Abdullah Mohamed Alireza	Alireza Tower Madinah Road P.O. Box 1555 Jeddah 21441 Saudia Arabia	Chairman, Reza Investment Co., a water resources development, sports and leisure, and retail distribution company	Saudi

Abdullah Taha Bakhsh	Traco Bakhsh Building Qadat Al Fikr Palestine Square P.O. Box 459 Jeddah 21411 Saudia Arabia	Chairman, TRACO (Trading, Engineering & Contracting Corporation), a holding company	Saudi

Mustafa Jassim Boodai	Boodai Trading Company P.O. Box 1287 Safat Shuwaik 13013 Kuwait	Chairman, Boodai Corporation	Kuwaiti

Mohammed Yousef Jalal	P.O. Box 113 Manama Kingdom of Bahrain	Chairman, Mohammed Jalal & Sons Group of Companies, a trading and contracting group	Bahraini

Nemir Amin Kirdar	Investcorp House P.O. Box 5340 Manama Kingdom of Bahrain	President and CEO of Investcorp S.A. and Investcorp Bank, B.S.C.	Bahraini

Name	Present Business Address	Present Principal Occupation	Citizenship
Abdul Aziz Jassim Kanoo	Yusuf Bin Ahmed Kanoo Kanoo Tower King Saud Street Dammam 31411 P.O. Box 37 Saudi Arabia	Deputy Chairman and Deputy CEO, Yusuf Bin Ahmed Kanoo Group, Saudi Arabia	Saudi

Farouk Yousuf Almoayyed	Almoayyed Building Government Road P.O. Box 1340 Manama Kingdom of Bahrain	Chairman, Y.K. Almoayyed & Sons B.S.C.	Bahraini

Khalaf Bin Ahmed Al Otaiba	Abu Dhabi National Insurance Building Sheikh Khalifa Street P.O. Box 31152 Abu Dhabi United Arab Emirates	Chairman and General Manager, Abu Dhabi National Insurance Company	U.A.E.

SIPCO LIMITED

DIRECTORS

Name	Present Business Address	Present Principal Occupation	Citizenship
Nemir Amin Kirdar	Investcorp House P.O. Box 5340 Manama Kingdom of Bahrain	President and CEO of Investcorp S.A. and Investcorp Bank B.S.C.	Bahraini

Abdul-Rahman Salim Al-Ateeqi	Investcorp House P.O. Box 5340 Manama Kingdom of Bahrain	Advisor to H.H. the Amir of the State of Kuwait	Kuwaiti

Hussain Ibrahim Al-Fardan	Alfardan Group Alfardan Centre Grand Hamad Avenue Doha P.O. Box 63 State of Qatar	Chairman, Alfardan Group Holding Co., LLC	Qatari

Mohammed Yousef Jalal	P.O. Box 113 Manama Kingdom of Bahrain	Chairman, Mohammed Jalal & Sons Group of Companies, a trading and contracting group	Bahraini

Gary S. Long	Investcorp House P.O. Box 5340 Manama Kingdom of Bahrain	Chief Operating Officer of Investcorp S.A.	U.S.A.

Lawrence B. Kessler	Investcorp House P.O. Box 5340 Manama Kingdom of Bahrain	Chief Administrative Officer of Investcorp S.A.	U.S.A.

Abdul Aziz Jassim Kanoo	Yusuf Bin Ahmed Kanoo King Saud Street Damman 31411 P.O. Box 37 Saudi Arabia	Deputy Chairman and Deputy CEO, Yusuf Bin Ahmed Kanoo Group, Saudi Arabia	Saudi

INVESTCORP TECHNOLOGY VENTURES, L.P.

GENERAL PARTNER

Name	Present Business Address	Present Principal Occupation	Citizenship
Investcorp Technology Fund Limited Partnership	West Wind Building Harbour Drive P.O. Box 1111 George Town Grand Cayman Cayman Islands, BWI	Passive Holding Company	Cayman Islands

INVESTCORP S.A.

EXECUTIVE OFFICERS

Name	Present Business Address	Present Principal Occupation	Citizenship
Nemir Amin Kirdar	Investcorp House P.O. Box 5340 Manama Kingdom of Bahrain	President and CEO of Investcorp S.A. and Investcorp Bank B.S.C.	Bahraini

Lawrence B. Kessler	Investcorp House P.O. Box 5340 Manama Kingdom of Bahrain	Chief Administrative Officer of Investcorp S.A.	U.S.A.

Gary S. Long	Investcorp House P.O. Box 5340 Manama Kingdom of Bahrain	Chief Operating Officer of Investcorp S.A.	U.S.A.

Rishi Kapoor	Investcorp House P.O. Box 5340 Manama Kingdom of Bahrain	Chief Financial Officer of Investcorp S.A.	Indian

Zahid Zakiuddin	Investcorp House P.O. Box 5340 Manama Kingdom of Bahrain	Assistant Secretary of Investcorp S.A.	Canadian

SIPCO LIMITED

EXECUTIVE OFFICERS

Name	Position	Present Business Address	Present Principal Occupation	Citizenship
Paget-Brown & Company Ltd.	Secretary	West Wind Building P.O. Box 1111 Harbour Drive George Town Grand Cayman Cayman Islands, B.W.I.	Providing Corporate Management Services	Cayman Islands

EXHIBIT INDEX

Exhibit Number	Exhibit
(b)	Shareholders’ Agreement, dated as of July 1, 2005, among the Company, Investcorp Technology Ventures and Damany

(d)	Joint Filing Agreement, dated July 1, 2005, among Investcorp, SIPCO and Investcorp Technology Ventures